UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DESTINATION XL GROUP, INC.

(Name of Subject Company)

DESTINATION XL GROUP, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

25065K104

(CUSIP Number of Class of Securities)

Robert S. Molloy

General Counsel and Secretary
Destination XL Group, Inc.
555 Turnpike Street
Canton, Massachusetts 02021
(781) 828-9300

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian H. Blaney

Katherine A. Beck
Greenberg Traurig, LLP

2375 E. Camelback Rd., Suite 800

Phoenix, Arizona 85016
(602) 445-8000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Destination XL Group, Inc. to Review Unsolicited Tender Offer From Zodiac Partners II

No Shareholder Action Required at this Time

CANTON, Mass., May 22, 2026 -- Destination XL Group, Inc. (“DXL”) (NASDAQ: DXLG), the leading integrated commerce retailer of Big + Tall men’s clothing and shoes, today issued the following statement with respect to the unsolicited $0.82 per share in cash tender offer (the “Offer”) made by Zodiac Partners II, LLC ("Zodiac") on May 12, 2026:

The DXL Board of Directors is carefully evaluating the Offer with its independent financial and legal advisors in furtherance of its fiduciary duties and in light of the Company’s merger agreement with FBB Holdings I, Inc. (“FullBeauty”). The Board will make a recommendation to shareholders in due course.

DXL shareholders are advised to take no action at this time pending the Board's review of the Offer.

DXL will advise shareholders of the Board's position regarding the Offer within ten business days of the date of Zodiac’s Offer by filing a Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (the "SEC"), which will also be published on DXL's investor relations website at investor.dxl.com.

Advisors

Guggenheim Securities, LLC is acting as financial advisor to DXL, Greenberg Traurig, LLP is acting as its legal advisor and Joele Frank, Wilkinson Brimmer Katcher is serving as its strategic communications advisor.

About Destination XL Group, Inc.

Destination XL Group, Inc. is the leading retailer of Men’s Big + Tall apparel that provides the Big + Tall man the freedom to choose his own style. Subsidiaries of Destination XL Group, Inc. operate DXL Big + Tall retail and outlet stores and Casual Male XL retail and outlet stores throughout the United States, and an e-commerce website, DXL.COM, and mobile app, which offer a multi-channel solution similar to the DXL store experience with the most extensive selection of online products available anywhere for Big + Tall men. The Company is headquartered in Canton, Massachusetts, and its common stock is listed on the Nasdaq Global Market under the symbol "DXLG." For more information, please visit the Company's investor relations website: https://investor.dxl.com.

Investor Contact:

Investor.relations@dxlg.com

603-933-0541

Important Information about the Zodiac Tender Offer and Where to Find It

DXL intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer with the Securities and Exchange Commission (the “SEC”) within 10 business days of the commencement of the Zodiac tender offer. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. Investors and security holders may obtain free copies of the solicitation/recommendation statement (when available) as well as other filings by DXL, without charge, at the SEC’s website, http://www.sec.gov, or by accessing DXL’s website at investor.dxl.com. In addition, documents filed with the SEC by DXL will be available free of charge by writing to DXL at 555 Turnpike Street, Canton, Massachusetts 02021, Attention: Corporate Secretary.

Important Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger (the “Merger”) between DXL and FullBeauty. In connection with the Merger, DXL intends to file a proxy statement (the “Proxy Statement”), which will be distributed to the stockholders of DXL in connection with their votes on the issuance of DXL Common Stock in the Merger. Investors and security holders are advised to read the Proxy Statement when it becomes available (and any other documents filed with the Securities and Exchange Commission (the “SEC”) in connection with the Merger or incorporated by reference into the Proxy Statement) because such documents will contain important information regarding the Merger and related matters. Investors and security holders will be able to obtain these documents, and any other documents DXL has filed with the SEC, free of charge at the SEC’s website, www.sec.gov, or by accessing DXL’s website at investor.dxl.com. In addition, documents filed with the SEC by DXL will be available free of charge by writing to DXL at 555 Turnpike Street, Canton, Massachusetts 02021, Attention: Corporate Secretary.

Participants in the Solicitation

DXL and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DXL in connection with the Merger. Information about DXL’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in DXL’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on June 30, 2025, including under the headings “Director Compensation,” “Compensation Discussion and Analysis,” “Executive Compensation,” “Security Ownership of Management.” To the extent holdings of DXL Common Stock by the directors and executive officers of DXL have changed from the amounts of DXL Common Stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3, Statements of Changes in Beneficial Ownership on Form 4 or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5, in each case filed with the SEC, including the Form 4s filed by each of the non-executive directors on August 6, 2025, the Form 4s filed by each of the executive officers on September 3, 2025 and the Form 4s filed by each of the non-executive directors on November 5, 2025.

FBB and its chief executive officer may be deemed to be participants in the solicitation of proxies from the stockholders of DXL in connection with the Merger. Information about FBB and its chief executive officer can be found in the Form 8-K filed by DXL with the SEC on December 11, 2025.

Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement regarding the Merger when it becomes available. Free copies of this document may be obtained as described above.

Forward-Looking Statements

In addition to historical information, this document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, including statements as to the expected timing, are based on current expectations, estimates and beliefs of DXL management. Words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “seeks” and variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. With respect to any such forward-looking statements, DXL claims the protection provided for in the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These forward-looking statements could be affected by factors including, without limitation, the risks and factors detailed in reports filed with the SEC by DXL from time to time, including those discussed under the heading “Risk Factors” in DXL’s most recently filed Annual Report on Form 10-K. These documents are available through our website or through the SEC’s Electronic Data Gathering and Analysis Retrieval (EDGAR) system at http://www.sec.gov. Neither DXL undertakes any duty to update any forward-looking statements contained herein, whether as a result of new information or developments, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statement